July 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Justin Dobbie

Re:	Standard Parking Corporation
Revised Preliminary Proxy Statement on Schedule 14A
And Documents Incorporated by Reference
Filed June 22, 2012
File No. 000-50796

Dear Mr. Dobbie:

Reference is made to the above-referenced Proxy Statement on Schedule 14A on file with the Securities and Exchange Commission.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Standard Parking Corporation

/s/ G. Marc Baumann
G. Marc Baumann, Chief Financial Officer

cc:	Mr. James A. Wilhelm, President and Chief Executive Officer
Mr. Robert Sacks, Executive Vice President and General Counsel
Mr. Mark D. Wood